UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
BEACON ROOFING SUPPLY, INC.
(Name of Subject Company)
QUEEN MERGERCO, INC.
(Name of Filing Person (Offeror))
QXO, INC.
(Name of Filing Person (Parent of Offeror))
QUEEN HOLDCO, LLC
QUEEN TOPCO, LLC
(Name of Filing Persons (Other))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
073685109
(CUSIP Number of Class of Securities)
Christopher Signorello
Chief Legal Officer
Five American Lane
Greenwich, CT 06831
(888) 998-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:
Scott A. Barshay
Nickolas Bogdanovich
Stan Richards
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by QXO, Inc., a Delaware corporation (“QXO”), and Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at $124.25 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2025 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.
Item 1. Summary Term Sheet.
The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	The name, address, and telephone number of the subject company’s principal executive offices are as follows:
Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Herndon, VA 20170
(571) 323-3939
(b)
This Schedule TO relates to the Offer by the Purchaser to purchase all of the issued and outstanding Shares. According to Beacon’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024 (the “Beacon Q3 2024 Form 10-Q”), as of October 24, 2024 there were 61,887,984 Shares issued and outstanding, and based on QXO and the Purchaser’s review of the Beacon Q3 2024 Form 10-Q, we believe as of September 30, 2024, there were approximately 1.0 million stock options to purchase Shares and 1.2 million restricted stock units outstanding.

(c)
The information set forth under the caption THE OFFER - Section 6 (“Price Range of Shares; Dividends”) and Section 11 (“Background of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
(a)-(c)
The filing companies of this Schedule TO are (i) QXO, (ii) the Purchaser, (iii) Queen HoldCo, LLC and (iv) Queen TopCo, LLC. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE OFFER - Section 9 (“Certain Information Concerning the Purchaser, QXO, TopCo and HoldCo”) and Schedule I attached thereto.
Item 4.	Terms of the Transaction.
(a)(1)(i)-(viii), (x), (xii)	The information set forth in the Offer to Purchase is incorporated herein by reference.
Subsections (a)(1)(ix) and (xi) and (a)(2) are not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a), (b)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION

THE OFFER - Section 9 (“Certain Information Concerning the Purchaser, QXO, TopCo and HoldCo”) and Schedule I attached thereto
THE OFFER - Section 10 (“Source and Amount of Funds”) and Schedule I attached thereto
THE OFFER - Section 11 (“Background of the Offer”)
THE OFFER - Section 12 (“Purpose of the Offer and the Proposed Merger; Plans for Beacon; Statutory Requirements; Approval of the Proposed Merger”)
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION
THE OFFER - Section 12 (“Purpose of the Offer and the Proposed Merger; Plans for Beacon; Statutory Requirements; Approval of the Proposed Merger”)
(c) (1)-(7)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION
THE OFFER - Section 7 (“Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations”)
THE OFFER - Section 11 (“Background of the Offer”)
THE OFFER - Section 13 (“Dividends and Distributions”)
Item 7. Source and Amount of Funds or Other Consideration.
(a), (b), (d)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE OFFER - Section 10 (“Source and Amount of Funds”)
THE OFFER - Section 17 (“Fees and Expenses”)
Item 8. Interest in Securities of the Subject Company.
(a), (b)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE OFFER - Section 9 (“Certain Information Concerning the Purchaser, QXO, TopCo and HoldCo”) and Schedule I attached thereto
THE OFFER - Section 11 (“Background of the Offer”)
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE OFFER - Section 2 (“Acceptance for Payment and Payment for Shares”)
THE OFFER - Section 3 (“Procedure for Tendering Shares”)

THE OFFER - Section 11 (“Background of the Offer”)
THE OFFER - Section 17 (“Fees and Expenses”)
Item 10. Financial Statements.
(a)	Not applicable.
(b)	Not applicable.
Item 11. Additional Information.
(a)	The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE OFFER - Section 7 (“Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations”)
THE OFFER - Section 11 (“Background of the Offer”)
THE OFFER - Section 12 (“Purpose of the Offer and the Proposed Merger; Plans for Beacon; Statutory Requirements; Approval of the Proposed Merger”)
THE OFFER - Section 14 (“Conditions of the Offer”)
THE OFFER - Section 15 (“Certain Legal Matters; Regulatory Approvals; Appraisal Rights”)
(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)*	Offer to Purchase, dated January 27, 2025.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of summary advertisement, dated January 27, 2025.
(a)(5)(A)*	Press release issued by QXO, Inc. on January 27, 2025.
(b)(1)*
Commitment Letter, dated January 13, 2025, from Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Mizuho Bank, Ltd. to QXO TopCo, LLC.

(b)(2)*
Commitment Letter, dated January 13, 2025, from Citigroup Global Markets Inc., Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Crédit Agricole Corporate and Investment Bank, Wells Fargo Bank National Association and Mizuho Bank, Ltd. to QXO TopCo, LLC.

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Exhibit

*	Filed herewith.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2025
QXO, INC.

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Chief Legal Officer

QUEEN MERGERCO, INC.

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary

QUEEN HOLDCO, LLC

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary

QUEEN TOPCO, LLC

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary